    As filed with the Securities and Exchange Commission on August 12, 1997

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                            --------------------

                                 SCHEDULE 13E-4

                         ISSUER TENDER OFFER STATEMENT
                        (PURSUANT TO SECTION 13 (e) (1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934)

                            --------------------

                           TELE-COMMUNICATIONS, INC.
                                (NAME OF ISSUER)

                           TELE-COMMUNICATIONS, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

         TELE-COMMUNICATIONS, INC. SERIES A TCI GROUP COMMON STOCK AND
           TELE-COMMUNICATIONS, INC. SERIES B TCI GROUP COMMON STOCK

                         (TITLE OF CLASS OF SECURITIES)

                              87924V101 (SERIES A)
                              87924V200 (SERIES B)

                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            --------------------

                             STEPHEN M. BRETT, ESQ.
                           TELE-COMMUNICATIONS, INC.
                                TERRACE TOWER II
                                5619 DTC PARKWAY
                         ENGLEWOOD, COLORADO 80111-3000
                                 (303) 267-5500

           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
              INCLUDING AREA CODE, OF PERSON AUTHORIZED TO RECEIVE
                      NOTICES AND COMMUNICATIONS ON BEHALF
                       OF THE PERSON(S) FILING STATEMENT)

                            --------------------

                                    COPY TO:
                          ELIZABETH M. MARKOWSKI, ESQ.
                             BAKER & BOTTS, L.L.P.
                              599 LEXINGTON AVENUE
                         NEW YORK, NEW YORK 10022-6030
                                 (212) 705-5000

                            --------------------

                                AUGUST 12, 1997

     (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)

                           CALCULATION OF FILING FEE

====================================================================================================
                TRANSACTION VALUATION(1)                                 AMOUNT OF FILING FEE
====================================================================================================
                  $3,576,508,311.00                                          $715,302.00
====================================================================================================

[ ]      Check box if any part of the fee is offset as provided by Rule 0-11
(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the form or schedule and the date of its filing.

Amount Previously Paid:           N/A
Form of Registration No.:         N/A
Filing Party:                     N/A
Date Filed:                       N/A





-------------------------

        (1) Estimated solely for purposes of calculating the fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934. Based upon (a) the average of the high and low sales prices as of August 6, 1997 of the Series A TCI Group Common Stock ($17.47), multiplied by the number of shares of such series that the issuer, Tele-Communications, Inc. (the "Company"), is offering to acquire (188,661,300 shares) and (b) the average of the high and low sales prices as of August 6, 1997 of the Series B TCI Group Common Stock ($17.25), multiplied by the number of shares of such series that the Company is offering to acquire (16,266,400 shares).

ITEM 1.          SECURITY AND ISSUER.

         (a) The issuer of the securities to which this statement relates is Tele-Communications, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at Terrace Tower II, 5619 DTC Parkway, Englewood, Colorado 80111-3000.

         (b) The Company is seeking to acquire shares of Tele-Communications, Inc. Series A TCI Group Common Stock, par value $1.00 per share (the "Series A TCI Group Common Stock"), and shares of Tele-Communications, Inc. Series B TCI Group Common Stock, par value $1.00 per share (the "Series B TCI Group Common Stock" and, together with the Series A TCI Group Common Stock, the "TCI Group Common Stock"). The Company is offering to exchange (i) one share of Tele-Communications, Inc. Series A TCI Ventures Group Common Stock, par value $1.00 per share (the "Series A TCI Ventures Group Common Stock"), for each share of Series A TCI Group Common Stock properly tendered and not validly withdrawn, up to 188,661,300 shares of Series A TCI Group Common Stock, and (ii) one share of Tele-Communications, Inc. Series B TCI Ventures Group Common Stock, par value $1.00 per share (the "Series B TCI Ventures Group Common Stock" and, together with the Series A TCI Ventures Group Common Stock, the "TCI Ventures Group Common Stock"), for each share of Series B TCI Group Common Stock properly tendered and not validly withdrawn, up to 16,266,400 shares of Series B TCI Group Common Stock, upon the terms and subject to the conditions set forth in the Offering Circular of the Company, dated August 7, 1997 (the "Offering Circular"), and the related Letters of Transmittal (respectively, the "Series A Exchange Offer" and the "Series B Exchange Offer" and together, the "Exchange Offers"). Copies of the Offering Circular, the Letter of Transmittal relating to the Series A Exchange Offer and the Letter of Transmittal relating to the Series B Exchange Offer are filed herewith as Exhibits (a)(1), (a)(2) and (a)(3), respectively. Information with respect to the numbers of shares of Series A TCI Group Common Stock and Series B TCI Group Common Stock outstanding is set forth in the Offering Circular under "THE EXCHANGE OFFERS--General--Series A Exchange Offer" and "--Series B Exchange Offer," respectively, and is incorporated herein by reference. Officers, directors and affiliates of the Company that own TCI Group Common Stock may participate in the Exchange Offers on the same basis as all other holders of TCI Group Common Stock. Definitive information with respect to their participation in the Exchange Offers will not be available to the Company until the consummation thereof.

         (c) The information in the Offering Circular under "SUMMARY--Price Range of Common Stock" is incorporated herein by reference.

         (d)     Not applicable.

ITEM 2.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) The consideration being offered in the Exchange Offers consists of shares of Series A TCI Ventures Group Common Stock and Series B TCI Ventures Group Common Stock of TCI as described in the Offering Circular under "SUMMARY--The Exchange Offers--Certain Effects of the Exchange Offers," and "THE EXCHANGE OFFERS--General--Series A Exchange Offer" and "--Series B Exchange Offer" which are incorporated herein by reference.

         (b)     Not applicable.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

         The information with respect to the purposes of the Exchange Offers is set forth in the Offering Circular under the "THE EXCHANGE OFFERS--General--Reasons for the Exchange Offers," which information is incorporated herein by reference. The shares of TCI Group Common Stock acquired by the Company in the Exchange Offers will be retired. The Company presently has no plans or proposals which relate to or would result in any of the events listed in Items 3(a) through 3(j) of Schedule 13E-4, except as set forth below.

         (a) The information in the Offering Circular under "THE EXCHANGE OFFERS--Interests of Directors and Executive Officers; Transactions and Arrangements Concerning TCI Group Common Stock" is incorporated herein by reference.

         (e) The capitalization of the Company will change as a result of the issuance of TCI Ventures Group Common Stock. The information in the Offering Circular on the Cover Page and under "SUMMARY--Capitalization of the Company," "--Capitalization of the TCI Group," and "--Capitalization of the TCI Ventures Group" and under "THE EXCHANGE OFFERS--Certain Effects of the Exchange Offers" is incorporated herein by reference.

         (g) The information in the Offering Circular under "DESCRIPTION OF CAPITAL STOCK -- Common Stock" and "--Anti-Takeover Considerations" is incorporated herein by reference.

ITEM 4.          INTEREST IN SECURITIES OF THE ISSUER.

         The information in the Offering Circular under THE EXCHANGE OFFERS--Interests of Directors and Executive Officers; Transactions and Arrangements Concerning TCI Group Common Stock" is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

                 None, except as discussed in Item 4 above.

ITEM 6.          PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

         The information in the Offering Circular under THE EXCHANGE OFFERS --Solicitation of Tenders; Fees and Expenses" is incorporated herein by reference.

ITEM 7.          FINANCIAL INFORMATION.

         (a) The information in the Offering Circular under "SUMMARY--Selected Historical and Pro Forma Financial Data" and "FINANCIAL INFORMATION" is incorporated herein by reference.

         (b) The information in the Offering Circular under "SUMMARY--Selected Historical and Pro Forma Financial Data" and "FINANCIAL INFORMATION" is incorporated herein by reference.

ITEM 8.          ADDITIONAL INFORMATION.(2)

         (a) The information in the Offering Circular regarding the Revolving Credit Facility and the New Tax Sharing Agreement under "MANAGEMENT AND ALLOCATION POLICIES" paragraphs (iii) and (ix) is incorporated herein by reference. The information in the Offering Circular regarding the Telephony Options, the Internet Options and the ownership by Mr. Tony Coelho of shares of ETC under "THE EXCHANGE OFFERS--Interests of Directors and Executive Officers; Transactions and Arrangements Concerning TCI Group Common Stock" is incorporated herein by reference.

         (b) The Company does not believe there are any material regulatory approvals required in connection with the Exchange Offers.

         (c) The information in the Offering Circular under "THE EXCHANGE OFFERS--Certain Effects of the Exchange Offers" is incorporated herein by reference.

         (d)     Not applicable.

         (e) The information in the materials filed herewith as Item 9(a)(1) through Item 9(a)(11) is incorporated herein by reference.

ITEM 9.          MATERIAL TO BE FILED AS EXHIBITS.

         (a)(1)  Form of Offering Circular, dated August 7, 1997.

         (a)(2) Form of Letter of Transmittal relating to the Series A Exchange Offer, along with guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

         (a)(3) Form of Letter of Transmittal relating to the Series B Exchange Offer, along with guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.





-------------------------

        (2) Terms used in this Item 8 and not defined herein shall have the meanings ascribed thereto in the Offering Circular.

         (a)(4) Letter to TCI Group Stockholders from John C. Malone, dated August 7, 1997.

         (a)(5) Form of Letter from the Company to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees relating to the Series A Exchange Offer.

         (a)(6) Form of Letter from the Company to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees relating to the Series B Exchange Offer.

         (a)(7) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients relating to the Series A Exchange Offer.

         (a)(8) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients relating to the Series B Exchange Offer.

         (a)(9) Form of Notice of Guaranteed Delivery relating to the Series A Exchange Offer.

         (a)(10) Form of Notice of Guaranteed Delivery relating to the Series B Exchange Offer.

         (a)(11) Form of Letter to Certain Unexchanged Holders.

         (a)(12) Press Release, dated August 12, 1997.

         (b)     Not applicable.

         (c)(1) Credit Agreement, effective as of the Expiration Date, between Tele-Communications, Inc. and TCI Ventures Group, LLC.

         (c)(2) Tax Sharing Agreement, among the TCI Ventures Group, the TCI Group and the Liberty Media Group, effective for periods after October 1, 1997.

         (c)(3) Form of Option to Purchase Common Stock Agreement made as of the 1st day of December 1996 by and among TCI Telephony Services, Inc., Grantee and Tele-Communications, Inc. (Incorporated herein by reference to Exhibit 10.44 to the Company's Annual Report on Form 10-K for the year ended December 31, 1996 (Commission File No. 0-20421)).

         (c)(4) Form of Option to Purchase Common Stock Agreement made as of the 1st day of December 1996 by and among TCI Internet Services, Inc., Grantee and Tele-Communications, Inc. (Incorporated herein by reference to Exhibit 10.46 to the Company's Annual Report on Form 10-K for the year ended December 31, 1996 (Commission File No. 0-20421)).

         (c)(5) Agreement Regarding Shares, as of April 3, 1996, among ETC w/tci, Inc., Tele-Communications, Inc., TCI ETC Holdings, Inc. and Tony Coelho (Incorporated herein by reference to Exhibit 10.71 to the Company's Annual Report on Form 10-K for the year ended December 31, 1996 (Commission File No. 0-20421)).

         (c)(6) Coelho Option Agreement, as of April 3, 1996, between ETC w/tci, Inc. and Tony Coelho (Incorporated herein by reference to Exhibit 10.73 to the Company's Annual Report on Form 10-K for the year ended December 31, 1996 (Commission File No. 0-20421)).

         (d)     Not applicable.

         (e)     Not applicable.

         (f)     Not applicable.

                                   SIGNATURE

         After due inquiry and to the best of the Company's knowledge and belief, the undersigned certifies that the information set forth in this
Schedule 13E-4 is true, complete and correct.



Dated: August 12, 1997
                                  TELE-COMMUNICATIONS, INC.


                                  By:    /s/ Stephen M. Brett
                                      ---------------------------------------
                                      Name:  Stephen M. Brett
                                      Title: Executive Vice President

                               Index to Exhibits



                                                                                        Sequentially
Exhibit                                                                                   Numbered
Number                  Description                                                         Page
-------                 -----------                                                     ------------
(a)(1)          Form of Offering Circular, dated August 7, 1997.

(a)(2)          Form of Letter of Transmittal relating to the Series A
                Exchange Offer, along with guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(3)          Form of Letter of Transmittal relating to the Series B
                Exchange Offer, along with guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(4)          Letter to TCI Group Stockholders from John C. Malone, dated
                August 7, 1997.

(a)(5)          Form of Letter from the Company to Brokers, Dealers,
                Commercial Banks, Trust Companies and Nominees relating to the
                Series A Exchange Offer.

(a)(6)          Form of Letter from the Company to Brokers, Dealers,
                Commercial Banks, Trust Companies and Nominees relating to the
                Series B Exchange Offer.

(a)(7)          Form of Letter from Brokers, Dealers, Commercial Banks, Trust
                Companies and Nominees to Clients relating to the Series A
                Exchange Offer.

(a)(8)          Form of Letter from Brokers, Dealers, Commercial Banks, Trust
                Companies and Nominees to Clients relating to the Series B
                Exchange Offer.

(a)(9)          Form of Notice of Guaranteed Delivery relating to the Series A
                Exchange Offer.

(a)(10)         Form of Notice of Guaranteed Delivery relating to the Series B
                Exchange Offer.

(a)(11)         Form of Letter to Certain Unexchanged Holders.

(a)(12)         Press Release, dated August 12, 1997.

(b)             Not applicable.

(c)(1) Credit Agreement, effective as of the Expiration Date, between Tele-Communications, Inc. and TCI Ventures Group, LLC.

(c)(2)          Tax Sharing Agreement, among the TCI  Ventures Group, the TCI
                Group and the Liberty Media Group, effective for periods after October 1, 1997.

(c)(3) Form of Option to Purchase Common Stock Agreement made as of the 1st day of December 1996 by and among TCI Telephony
                Services, Inc., Grantee and Tele-Communications, Inc.
                (Incorporated herein by reference to Exhibit 10.44 to the Company's Annual Report on Form 10-K for the year ended
                December 31, 1996 (Commission File No. 0-20421)).

(c)(4) Form of Option to Purchase Common Stock Agreement made as of the 1st day of December 1996 by and among TCI Internet
                Services, Inc., Grantee and Tele-Communications, Inc.
                (Incorporated herein by reference to Exhibit 10.46 to the Company's Annual Report on Form 10-K for the year ended
                December 31, 1996 (Commission File No. 0-20421)).

(c)(5) Agreement Regarding Shares, as of April 3, 1996, among ETC w/tci, Inc., Tele-Communications, Inc., TCI ETC Holdings, Inc.
                and Tony Coelho (Incorporated herein by reference to Exhibit 10.71 to the Company's Annual Report on Form 10-K for the year ended
                December 31, 1996 (Commission File No. 0-20421)).

(c)(6) Coelho Option Agreement, as of April 3, 1996, between ETC w/tci, Inc. and Tony Coelho (Incorporated herein by reference to Exhibit 10.73 to the Company's Annual Report on Form 10-K for the year ended December 31, 1996 (Commission File No.
                0-20421)).

(d)             Not applicable.

(e)             Not applicable.

(f)             Not applicable.